FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other News dbAccess India Conference held in Mumbai on March 2, 2016

Item 1

OTHER NEWS

Sub: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of dbAccess India Conference held in Mumbai on March 2, 2016. At this conference, management of the Bank met the investors. A copy of presentation made to the investors/analysts is available on the Bank’s website.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

dbAccess India Conference, Grand Hyatt, Mumbai: March 1, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	Broad Peak Investment Advisors
2.	One-on-one	Robeco
3.	Group	AIA FI
4.	Group	Asia Growth Capital
5.	Group	Azentus Capital
6.	Group	BNP Paribas
7.	Group	Cabot Wealth Management
8.	Group	Goldman Sachs AM FI
9.	Group	Ironshore Insurance FI
10.	Group	J.W. Childs Asia Equities Limited
11.	Group	RBC Global Asset Management
12.	Group	State Teachers Retirement System
13.	One-on-One	AllianceBernstein
14.	One-on-One	Discovery Capital
15.	Group	AllianceBernstein FI
16.	Group	AR Capital
17.	Group	Artisan Partners
18.	Group	Buena Vista Fund
19.	Group	deAWM FI
20.	Group	Letko, Brosseau & Associates
21.	Group	Neuberger Berman FI
22.	Group	Nippon Life
23.	Group	Principal Asset Management
24.	Group	HSBC Global Asset Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 3, 2016	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan

			Title:	Deputy General Manager